Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 3, 2014

VIA EDGAR TRANSMISSION

Mr. Asen Parachkevov

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Turner Funds (the “Trust” or the “Registrant”)

(1933 Act Registration No. 333-00641)

(1940 Act Registration No. 811-07527)

Dear Mr. Parachkevov:

Set forth below are our responses to the comments that you and Jeff Long provided on the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”) regarding the proposed reorganization (“Reorganization”) of Turner All Cap Growth Fund (the “All Cap Growth Fund”) into Turner Midcap Growth Fund (the “Midcap Growth Fund” and together with the Concentrated Growth Fund, the “Funds”).  Page references are to the Registration Statement as filed with the Commission on June 3, 2014.

1.                                      Comment:  In the “Questions and Answers” section, please provide the estimated fees and expenses that will be incurred in connection with the Reorganization.

Response:  The total fees that are estimated to be incurred in connection with the Reorganization are $80,000.  The Registrant will add this information to the “Questions and Answers” section.

2.                                      Comment:  Why are the gross and net expense ratios for the All Cap Growth Fund in the 2013 prospectus expense table different than those in the financial highlights for the fiscal year ended September 30, 2012?

Response:  The gross and net expense ratios in the expense table for the January 31, 2013 prospectus are different than those in the financial highlights for the fiscal year 2012 due to a one-time adjustment in the financial highlights for the fiscal year ended September 30, 2012 and/or an overstatement in the expense table.  The relevant disclosure in the N-14 comparing the expense ratios of the All Cap Growth Fund and the Midcap Growth Fund will be revised accordingly. See the response to Comment 4 for further discussion.

3.                                      Comment:  Please clarify why the investment advisory fee for the All Cap Growth Fund listed in the table under “Comparative Fees and Expenses” is lower than the All Cap Growth Fund’s stated fee range.

Response:  The advisory fee for the All Cap Growth Fund is subject to a performance adjustment based on the Fund’s performance relative to the performance of the NASDAQ Composite Index and may range from 0.70% to 1.50% depending on the Fund’s performance. The net advisory fee rate is affected by differences in the average net assets for the rolling 12-month period for the monthly performance adjustments versus the average net assets of the base advisory fees. The performance adjustment is computed based on the average net assets of the Fund over the current month plus the previous 11 months. Because the performance fee is based on the average net assets of the rolling 12-month period, and the base fee is based on the average net assets of the current month, the investment advisory fee shown in the table may be lower or higher than the stated range.  The average assets of the All Cap Growth Fund over the 12-month period ended September 30, 2013 were higher than the Fund’s net assets at September 30, 2013, causing the investment advisory fee for the All Cap Growth Fund in the January 31, 2014 prospectus to fall below the base fee range.

4.                                      Comment:  Please confirm whether the shareholder servicing fee for the All Cap Growth Fund is considered to be a component of “other expenses” for the Fund, as it appears that the fee was not included in the expenses reimbursed to the Fund in its January 31, 2013 Prospectus.

Response:   The shareholder servicing fee for the All Cap Growth Fund is considered to be a component of the “Other Expenses” for the Fund.  However, the fee was inadvertently excluded from “Other Expenses” in the January 31, 2013 prospectus for the All Cap Growth Fund.  This is the overstatement of expenses referred to in response to question 2.

5.                                      Comment:  If the investment adviser will sell securities of the All Cap Growth Fund prior to the reorganization that represents a material amount, please provide an estimate of the capital gains consequences of such a sale.

Response:  The Registrant does not expect to realize a material amount of capital gains as a result of the sale of securities held by the All Cap Growth Fund in connection with the Reorganization.

6.                                      Comment:  In the table under “Comparative Fees and Expenses,” please disclose that the Combined Fund will be the Midcap Growth Fund.

Response:  The Registrant will add “Midcap Growth Fund” to the “Combined Fund” headings in the table.

7.                                      Comment:  Please provide the information in the pro forma capitalization table for the All Cap Growth Fund, Midcap Growth Fund and combined Midcap Growth Fund as of May 31, 2014.

Response:  The Registrant will revise the pro forma capitalization table to include amounts as of May 31, 2014.

8.                                      Comment:  In the paragraphs discussing the expense example table under “Comparative Fees and Expenses,” please revise the description of the expense example to indicate that contractual expense reimbursements are included in the expense example.

Response:    The table will be revised to indicate that the contractual expense reimbursements are included for the first year.

9.                                      Comment:  Please confirm whether the investment adviser may recoup reimbursed fees from the Funds.

Response:  The Registrant confirms that the investment adviser may not recoup reimbursed fees.

10.                               Comment:  When indicating that shareholders may consult the Funds’ prospectus for additional information, please provide references to particular sections of the prospectus if applicable.

Response:  The Registrant will add references to specific sections of the Funds’ prospectus dated January 31, 2014 as applicable.

11.                               Comment:  Please review the investment disclosure under “Comparison of the All Cap Growth and Midcap Growth Funds” to determine that all disclosure required under Items 5 and 6 of Form N-1A has been included.  Please provide additional disclosure if necessary.

Response:   The Registrant has conducted such a review and revised the relevant disclosure.

12.                               Comment:  On page 20, under “Other Investment Practices and Investment Securities of the All Cap Growth Fund and the Midcap Growth Fund,” please provide a statement that a discussion of the Funds’ other investment practices and portfolio management techniques is contained in the Funds’ statement of additional information dated January 31, 2014.

Response:  Registrant will include disclosure that additional information on investment practices and portfolio management techniques are contained in the Funds’ statement of additional information dated January 31, 2014, which is on file with the SEC, available at the Turner Funds’ website, www.turnerinvestments.com, and is available without charge by calling the Turner Funds at 1-800-224-6312 or by writing to the Turner Funds, P.O. Box 219805, Kansas City, MO  64121-9805.

13.                               Comment:  Please confirm whether the Funds engage in securities lending as a principal investment strategy.  If the Funds do engage in securities lending as a principal strategy, please add relevant disclosure.

Response:  The Registrant confirms that the Funds do not engage in securities lending as a principal strategy.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:                                Brian F. McNally, Esq.

Josh Deringer, Esq.

Michael P. Malloy, Esq.